UNIPROP MANUFACTURED HOUSING INCOME FUND
280 Daines Street
Birmingham, MI 48009

February 16, 2009

Mr. Jonathan Wiggins
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, D.C. 20549
Fax # 703.813.6984

RE: Uniprop Manufactured Housing Communities Income Fund (the "Fund")

Dear Mr. Wiggins:

This letter responds to your comment letter of February 11, 2009.

The Fund and its management acknowledge that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- The Fund may not assert staff comments as a defense inn any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Attached please find a proposed redraft of Form 8-K originally filed on February 10, 2009 (File No. 000-15940).

With respect to your specific comments, our response is as follows:

1. Our accountant BDO Seidman, LLP was dismissed. There was no dispute nor disagreement with BDO. Item 4.01 has been totally redrafted to hopefully incorporate all of the information required by Item 304 of Regulation S-K. BDO is simultaneously reviewing this revised filing and would not issue a letter until they had reviewed and were satisfied. My hope is to receive any additional comments from either you or them and incorporate these comments into one final draft along with a BDO letter which presumably they would then be willing to write.

2.   As we have dismissed our accountant and described this fact in the revised Item 4.01, I believe this comment does not apply.

Please contact me with any additional comments.

Sincerely,



Joel Schwartz
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report: February 17, 2009
(Date of earliest event reported)

Uniprop Manufactured Housing Communities Income Fund

(Exact name of registrant as specified in its charter)

Michigan		38-25930667
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

280 Daines Street, Suite 300, Birmingham, MI 48009
(Address of principal executive offices) (Zip Code)

248-645-9220
Registrant's telephone number, including area code

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant
under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation

As previously reported by the General Partner of Uniprop Manufactured Housing Communities Income Fund (the "Fund), the Fund does not generate sufficient cash flow from operations to fund the required debt service payments on the first mortgage loan. Similarly, the interest reserve provided for in the mortgage loan to supplement cash flow from operations has been fully depleted and will, therefore, be unavailable to fund future debt service payments, Effective with the scheduled mortgage loan payment due February 10, 2009, the Fund has not made the required debt service payment and will be in default under the first mortgage loan documents. The first mortgage lender has not shown a willingness to modify the existing loan documents and is likely to pursue any and all remedies available including foreclosure proceedings on the Fund's two remaining properties; namely, Aztec Estates and Old Dutch Farms.

The Fund has and will continue to seek funding for replacing the mortgage debt but no such replacement financing has materialized to date and none is likely to emerge in the near future.

The Fund will also have increased debt service requirements on its term loan with National City Bank starting in March 2009. This loan is guaranteed by an individual affiliated with the General Partner. It is unlikely that the Fund will generate adequate funds to service this debt. In such event, the bank is likely to declare the loan in default and enforce its rights against the Guarantor to satisfy the obligation.

- Until further notice, all transfers of partnership interests will be suspended. Special circumstances will be evaluated on a case-by-case basis.

Item 4.01 Change In Registrant's Certifying Accountant

As a result of the foregoing liquidity constraints, the Board of Directors of GP P.I. Associates Corp. (the General Partner of the Fund's General Partner) dismissed the Fund's accountant, BDO Seidman, LLP ("BDO"), on January 22, 2009. Based on the advice of counsel, the Fund will also forego the next scheduled filing of the annual Form 10-K as the filing would lack the required certifications without a financial audit.

Over the past two years, the audit opinion for the year ended December 31, 2006, was unqualified. The opinion for the year ended December 31, 2007, was qualified as to the Fund's ability to continue as a going concern. Over the Fund's last two fiscal years, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

For the two most recent fiscal years, BDO did not advise the Fund of any of the following:
- that the internal controls necessary for the Fund to develop reliable financial statements do not exist
- that information has come to the attention of BDO that has led it to no longer rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management
- the need to expand significantly the scope of its audit

- that information has come to BDO's attention that materially impacts the fairness or reliability of a previously issued audit report, or the underlying financial statements or any financial statements issued or to be issued covering the fiscal period subsequent to the date of the audit report issued in connection with the financial statements issued for the year ended December 31, 2007 or that information has come to BDO's attention that would cause it to be unwilling to rely on management's representations or be associated with the Fund's financial statements
- that information has come to BDO's attention that it has concluded materially impacts the fairness or reliability of (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements of any future periods subsequent to the date of the most recent financial statements covered by a financial report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIPROP MANUFACTURED HOUSING
COMMUNITIES INCOME FUND
(Registrant)

Dated: February 17, 2009

By: P.I. Associates Limited Partnership,
    General Partner

By: /s/ Joel Schwartz

Joel Schwartz, Principal Financial Officer